TRANSGLOBE ENERGY CORPORATION

FORM 51-102F4
BUSINESS ACQUISITION REPORT

1.	IDENTITY OF COMPANY

1.1	NAME AND ADDRESS OF THE COMPANY

TransGlobe Energy Corporation ("TransGlobe" or the "Corporation")

2500, 605 – 5th Avenue S.W.
Calgary, AB
T2P 3H5

1.2	EXECUTIVE OFFICER

The name of the executive officer of TransGlobe who is knowledgeable about the significant acquisition and this report is:

David Ferguson
Vice President, Finance, Chief Financial Officer and Secretary

TransGlobe Energy Corporation P:(403) 264-9888 F:(403) 264-9898 www.trans-globe.com

2.	DETAILS OF ACQUISITION

2.1	NATURE OF BUSINESS ACQUIRED

On February 5, 2008, TransGlobe announced that it had closed the acquisition (the “Acquisition”) of privately-held GHP Exploration (West Gharib) Ltd. ("GHP") which holds a 30% interest in the West Gharib Concession area in the Arab Republic of Egypt.

TransGlobe funded the Acquisition through an increase to its term loan and working capital. Working capital adjustments of approximately US$5.6 million bring the total cost of the acquisition to US$45.6 million, net of cash acquired. The Acquisition increased total debt to US$98.0 million.

The eight West Gharib development leases encompass 178 square kilometers (approximately 44,015 acres) and are valid for 20 years. Modern 3-D seismic covers the majority of the development leases.

As at February 5, 2008, TransGlobe’s working interest share of production acquired in the acquisition of GHP is approximately 900 Bopd. Independent reserve engineers have assessed GHP's working interest share of the eight leases to contain 1.5 MMBbls proved reserves and 2.8 MMBbls of proved plus probable reserves.

2.2	DATE OF ACQUISITION

The closing date of the acquisition was February 5, 2008.

2.3	CONSIDERATION

On February 5, 2008 the consideration for the Acquisition, subject to final closing adjustments was approximately US$45.6 million.

TransGlobe funded the Acquisition with an increase to its term loan from US$8.0 million to US$48.0 million and existing cash on hand.

2.4	EFFECT ON FINANCIAL POSITION

The Acquisition was primarily funded with the expanded credit facilities and existing cash on hand. The Acquisition is expected to be accretive to TransGlobe’s cash flow per share.

A more detailed description of the effect of the Acquisition on the operations of TransGlobe can be found in the unaudited pro forma consolidated financial statements of the Corporation as at and for the year ended December 31, 2007, attached as Schedule "A" to this report.

2.5	PRIOR VALUATIONS

N/A

2.6	PARTIES TO TRANSACTION

The transaction was not with an informed person, associate or affiliate of the Corporation.

2.7	DATE OF REPORT

May 1, 2008

3.	FINANCIAL STATEMENTS

TransGlobe's December 31, 2007 and 2006 audited year-end consolidated financial statements are available on SEDAR at www.sedar.com and are hereby incorporated by reference.

The unaudited pro-forma consolidated statement of income of TransGlobe for the year ended December 31, 2007 and the unaudited pro-forma consolidated balance sheet as at December 31, 2007 are attached as Schedule "A" to this report.

The audited financial statements of GHP for the year ended December 31, 2007, as well as the unaudited financial statements of GHP for the year ended Decmber 31, 2006 are attached as Schedule “B” to this report.

4.	SUPPLEMENTARY INFORMATION

None

SCHEDULE A

TransGlobe Energy Corporation
Pro Forma Consolidated Balance Sheet
As at December 31, 2007
(Unaudited - Expressed in thousands of U.S. Dollars)

			Pro Forma		TransGlobe
	TransGlobe	GHP	Adjustments	Notes	Pro Forma
ASSETS
Current:
Cash and cash equivalents	$12,729	$-	$(4,621)	3(a,e)	$8,108
Accounts receivable	17,902	6,349	(2,043)	3(e)	22,208
Prepaid expenses	1,126	-	-		1,126
	31,757	6,349	(6,664)		31,442

Property and equipment	166,286	6,582	30,488	3(a)	203,356
Future income tax asset	1,863	-	-		1,863
Goodwill	4,313	-	3,785	3(a)	8,098
	$204,219	$12,931	$27,609		$244,759

LIABILITIES AND SHAREHOLDERS' EQUITY
Current:
Accounts payable and accrued liabilities	$14,438	$1,149	$255	3(a)	$15,842
Income taxes payable	-	136	-		136
Derivative commodity contracts	7,098	-	-		7,098
Current portion of long-term debt	4,727	-	14,473	3(c)	19,200
Amounts due to related parties	-	255	(255)	3(a)	-
	26,263	1,540	14,473		42,276

Long-term debt	51,958	-	24,527	3(c)	76,485
Asset retirement obligations	2,755	-	-		2,755
	80,976	1,540	39,000		121,516
Shareholders' equity
Share capital	50,128	12	(12)	3(a)	50,128
Contributed surplus	3,562	2,574	(2,574)	3(a)	3,562
Accumulated comprehensive loss	11,766	-	-		11,766
Retained earnings	57,787	8,805	(8,805)	3(a)	57,787
	123,243	11,391	(11,391)		123,243
	$204,219	$12,931	$27,609		$244,759

See accompanying notes.

TransGlobe Energy Corporation
Pro Forma Consolidated Statement of Income
For the year ended December 31, 2007
(Unaudited - Expressed in thousands of U.S. Dollars)

			Pro Forma		TransGlobe
	TransGlobe	GHP	Adjustments	Notes	Pro Forma
REVENUE
Oil and gas sales, net of royalties and other	$87,911	$10,517	$-		$98,428
Unrealized loss on commodity contracts	(7,979)	-	-		(7,979)
Other income	183	-	-		183
	80,115	10,517	-		90,632

EXPENSES
Operating	15,268	1,140	-		16,408
General and administrative	6,743	31	-		6,774
Foreign exchange loss	5	-	-		5
Interest	1,450	-	4,312	3(c)	5,762
Depletion, depreciation and accretion	31,172	1,632	4,447	3(b)	37,251
	54,638	2,803	8,759		66,200
Income before income taxes	25,477	7,714	(8,759)		24,432

INCOME TAXES
Current	12,630	2,814	-		15,444
Future	45	-	-		45
	12,675	2,814	-		15,489
NET INCOME	$12,802	$4,900	$(8,759)		$8,943

Net income per share
Basic	$0.23			3(d)	$0.15
Diluted	$0.22			3(d)	$0.15

See accompanying notes.

TransGlobe Energy Corporation
Notes to the Pro Forma Consolidated Financial Statements
As at and for the year ended December 31, 2007
(Unaudited)

All tabular amounts are expressed in thousands of U.S. Dollars, except per share amounts or as otherwise noted.

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe”) as at and for the year ended December 31, 2007 (collectively, the “Pro Forma Financial Statements”) have been prepared by management to give effect to the purchase of GHP Exploration (West Gharib) Ltd. (“GHP”).

The Pro Forma Financial Statements have been prepared from and should be read in conjunction with:

(a) The audited consolidated financial statements of TransGlobe as at for the year ended December 31, 2007.
(b) The audited financial statements of GHP as at and for the year ended December 31, 2007.

In the opinion of the management of TransGlobe, the Pro Forma Financial Statements include all the adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada. Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those disclosed in TransGlobe’s audited consolidated financial statements as at and for the year ended December 31, 2007. The unaudited pro forma consolidated balance sheet gives effect to the transaction described herein as if it had occurred on December 31, 2007. The unaudited pro forma consolidated statement of income gives effect to the transaction and assumptions described herein as if they had occurred on January 1, 2007.

The Pro Forma Financial Statements may not be indicative of the operations of TransGlobe which will be obtained upon completion of the acquisition. In preparing the pro forma financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

2.	Acquisition of GHP

On February 5, 2008, TransGlobe acquired all of the common shares of GHP, for cash consideration of $45.6 million. GHP holds a 30% interest in the West Gharib Concession area in the Arab Republic of Egypt (TransGlobe is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $40.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisitions
Cash paid	$45,571
Transaction costs	93
$45,664

Allocation of purchase price
Property and equipment	$37,070
Goodwill	3,785
Working capital	4,809
$45,664

The above allocation of the purchase price is preliminary and based on the best available information at this time and is subject to a customary working capital price adjustment clause.

3.	Pro Forma Adjustments and Assumptions

	(a)	The Pro Forma Financial Statements have been prepared to reflect the business combination with GHP as described in Note 2.
	(b)	Depletion, depreciation, and accretion has been adjusted to reflect the incremental cost of the GHP acquisition, as if the acquisition has occurred at January 1, 2007.
(c)

The pro forma consolidated statement of income has been prepared as if TransGlobe has increased its Term Loan Agreement by $40.0 million (net of $1.0 million of financing costs) on January 1, 2007 and that the facility is fully drawn up to December 31, 2007. Interest expense on the facilities has been calculated using an interest rate of 10.47% and includes accretion expense related to financing costs.

(d)

For the year ended December 31, 2007, the pro forma basic and diluted net income per share was $0.15. The pro forma basic and diluted net income per share calculations were based on 59,595,000 and 60,525,000 weighted average shares outstanding, respectively.

	(e)	Cash and cash equivalents have been adjusted to reflect a cash call receivable of $2.0 million in GHP’s balance sheet, due from TransGlobe.

SCHEDULE B

GHP Exploration (West Gharib) Ltd.

Financial Statements

December 31, 2007
Expressed in U.S. dollars

Deloitte.

Deloitte & Touche
The Phoenix Centre
George Street
Belleville
St Michael
Barbados W.I.

Tel: +1 (246) 430-6400
Fax: +1 (246) 430-6451
www.deloitte.com

Auditors' Report

To the Shareholder of
GHP Exploration (West Gharib) Ltd

We have audited the balance sheet of GHP Exploration (West Gharib) Ltd. (the "Company") as at December 31, 2007 and the statements of income, comprehensive income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche

April 28, 2008

Audit.Tax.Consulting.Financial Advisory.

Member of
Deloitte Touche Tohmatsu

Partners: Patrick B. Toppin (Managing Partner), J.E. (Betty) Brathwaite, Steve A. Clarke, E. Gordon Walker, Ian A.N. Wight, Raymond L. Winder.

GHP Exploration (West Gharib) Ltd.
Balance Sheet
As at December 31
(Expressed in thousands of U.S. Dollars)

	2007	2006
		(Unaudited)

ASSETS
Current
Accounts receivable	$6,349	$4,000

	6,349	4,000

Property and equipment (Note 3)	6,582	3,954

	$12,931	$7,954

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,149	$1,327
Income taxes payable	136	10
Advances from related party	255	126
	1,540	1,463

Commitments and guarantees (Note 7)
SHAREHOLDER’S EQUITY
Share capital (Note 4)	12	12
Contributed surplus	2,574	2,574
Retained earnings	8,805	3,905
	11,391	6,491

	$12,931	$7,954

See accompanying notes.

Approved by the Board

Ross G. Clarkson

GHP Exploration (West Gharib) Ltd.
Statement of Income, Comprehensive Income and Retained Earnings
For the year ended December 31
(Expressed in thousands of U.S. Dollars)

	2007	2006
		(Unaudited)

REVENUE
Oil sales, net of royalties	$10,517	$8,133

EXPENSES

Operating	1,140	1,403
General and administration	31	9
Depletion	1,632	3,023
	2,803	4,435

Income before income taxes	7,714	3,698

Current income taxes (Note 6)	2,814	1,793

NET INCOME AND COMPREHENSIVE INCOME	4,900	1,905

Retained earnings, beginning of year	3,905	2,000

RETAINED EARNINGS, END OF YEAR	$8,805	$3,905

See accompanying notes.

GHP Exploration (West Gharib) Ltd.
Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. Dollars)

	2007	2006
		(Unaudited)

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING

Net income	$4,900	$1,905
Adjustment for:
Depletion	1,632	3,023
Changes in non-cash working capital items (Note 9)	(2,060)	(1,292)
	4,472	3,636

FINANCING

Advances from related party	129	353
	129	353

INVESTING

Exploration and development expenditures	(4,260)	(4,458)
Changes in non-cash working capital items (Note 9)	(341)	469
	(4,601)	(3,989)

NET CHANGE IN CASH	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$-	$-

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$-	$-
Cash taxes paid	$2,688	$1,783

See accompanying notes.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

1.	Summary of Accounting Policies

a)	Nature of Business

These financial statements include the accounts of GHP Exploration (West Gharib) Ltd. (“GHP” or the “Company"), and are presented in accordance with Canadian generally accepted accounting principles. GHP was originally incorporated in Bermuda on July 13, 1998 and was continued in Barbados on June 23, 2005 and licensed as an International Business Company under the International Business Companies Act. GHP is wholly-owned subsidiary of Centurion Red Sea Corporation (Barbados) (the “parent company”), which is subsidiary of Dana Gas LNG Ventures Ltd. (a British Virgin Island company). The Company is primarily engaged in the exploration, development and operation of oil and gas interests in the West Gharib Block in the Arab Republic of Egypt.

b)	Petroleum and Natural Gas Properties and Related Depletion

The Company follows the full cost method of accounting, whereby all costs incurred in exploring for and developing oil reserves are capitalized. Such expenditures include land acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non- productive wells, gathering and production facilities and general and administrative costs directly related to exploration and development activities. Capitalized costs are depleted using the unit of production method based upon estimated proved reserves as determined by independent reserve evaluators. Costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the computation of depletion until it is determined whether or not proved reserves can be assigned to such properties. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to all other capitalized costs subject to depreciation and depletion.

The Company calculates a ceiling test whereby the net capitalized costs of properties cannot exceed the sum of the undiscounted cash flows expected to result from the Company’s proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company’s contract prices and quality differentials. If there is impairment, the magnitude of it would be calculated by comparing the carrying amount of net capitalized costs to the estimated net present value of future cash flows from proved plus risked probable reserves.

Sales of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would alter the rate of depletion by more than twenty percent.

c)	Asset Retirement Obligation

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recognized when incurred. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for crude oil assets are amortized using the unit of production method. Based on the terms of the West Gharib Production Sharing Concession (“PSC”), title to the fixed assets transfers to the Egyptian General Petroleum Corporation (“EGPC”) when its total cost has been recovered or at the termination of the PSC and GHP does not have a legal obligation to abandon the assets. No asset retirement costs have been recorded at December 31, 2007.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

d)	Revenue Recognition

Revenues from the sale of oil is recorded when title passes to the customer.

International operations conducted pursuant to the production sharing concession (“PSC”) are reflected in the financial statements based on the Company’s working interest in such operations. Under the PSC, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments.

e)	Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

f)	Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective national oil company out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

g)	Joint Interests

The Company’s activities in Egypt under the concession agreement with the Egyptian government are conducted jointly with others. The parties share all revenues and costs associated with the concession agreement. These financial statements reflect only the Company’s proportionate share of these revenues and costs.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

h)	Foreign Currency Translation

The Company translates foreign currency denominated monetary assets and liabilities at the exchange rate in effect at the balance sheet date and nonmonetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchange rates as the related assets.

2.	Changes in Accounting Policies

Financial Instruments, Comprehensive Income, Hedges and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case the effective potion of changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified accounts receivable as loans and receivables; and accounts payable and accrued liabilities, income taxes payable and advances from related party, as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments is the same at inception and at January 31, 2007. All derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income. The implementation did not have significant impact on the Company’s financial position.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

Carrying value and fair value of financial assets and liabilities as at December 31, 2007 are summarized as follows:

Classification (000’s)	Carrying Value	Fair Value
Held-for-trading	-	-
Loans and receivables	$6,349	$6,349
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	1,540	1,540

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. There was no effect upon adoption of these accounting standards.

Section 3251, Equity, which replaces Section 3250, Surplus, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Recent accounting pronouncements

Capital Disclosures

The Accounting Standards Board (AcSB) issued CICA Section 1535, Capital Disclosures. The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements are effective for annual and interim periods beginning on or after October 1, 2007, and, upon adoption, the only effect on the Company will be incremental disclosures in the financial statements.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentations, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section is not expected to materially impact the financial statements.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current generally accepted accounting principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this changeover on its financial statements.

3.	Property and Equipment

(000’s)	2007	2006
Cost	$16,421	$12,161
Accumulated Depletion	(9,839)	(8,207)
Net	$6,582	$3,954

During the year, the Company capitalized overhead costs of $0.1 million (2006 - $nil) relating to exploration and development activities. Unproven property costs in the amount of $nil in 2007 (2006 - $nil) were excluded in the costs subject to depletion.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2007 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2007:

Year	Oil Price
2008	$ 64.86
2009	62.29
2010	61.08
2011	59.93
2012	59.53
Thereafter(1)	2%

(1)	Represents the percentage change in each year after 2012 to the end of the reserve life.

4.	Share Capital

	a)	Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

	b)	Issued

	2007		2006
	No. of		No. of
(000’s)	Shares	Amount	Shares	Amount
Balance, beginning of year	12	$12	12	$12
Balance, end of year	12	$12	12	$12

c)	Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

(000’s)	2007	2006
Accumulated other comprehensive income, beginning of year	$-	$-

Accumulated other comprehensive income, end of year	$-	$-

5.	Financial Instruments and Risk Management

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

Carrying values of financial instruments, which include accounts receivable, accounts payable and advances from related parties, approximate their fair value due to the short-term nature of these amounts.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

Credit Risk

The majority of the accounts receivable are in respect of oil operations. Accounts receivable consists primarily of trade receivable balances from the operator of the West Gharib PSC in respect of the production and delivery of oil, and cash call receivable from the operator of the West Gharib PSC. These receivables are unsecured and therefore the collection of accounts receivable may be affected by changes in economic or other conditions.

Management does not believe that this concentration of credit risk will result in any loss to the Company based on past payment experience. The Company sold all of its 2007 and 2006 production to one purchaser.

Commodity Price Risk Management
The Company has commodity price risk associated with its sale of crude oil. No actions have been taken to mitigate this risk.

Foreign currency exchange and interest rate risk
The Company’s operations have minimal exposure to foreign currency exchange rates, as a majority of the Company’s expenditures and revenues are denominated in US dollars.

As the Company has no interest bearing debt, fluctuations in interest rates would not have a direct impact on the Company’s operations.

6.	Income Taxes

An income tax rate reconciliation was not disclosed as the Company has no reconciling items. Current income taxes in the amount of $2,814 (2006 – $1,793) represents income taxes incurred and paid of $2,688 (2006 -- $1,783) under the laws of Egypt pursuant to the PSC on the West Gharib Concession and current income taxes incurred and payable of $126 (2006 -- $10) in based on statutory tax rates in Barbados.

7.	Commitments and guarantees

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4,000 as security (expiring June 1, 2009).

The Company provides indemnifications, in the course of normal operations, that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. The Company’s management is of the opinion that any resulting settlements relating to its indemnifications would not materially affect the financial position of the Company.

8.	Related Party Transactions

At December 31, 2007, the Company had an advance from related parties of $255 (2006 -- $126) for general and administrative expenses incurred on behalf of the Company by the related parties. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GHP Exploration (West Gharib) Ltd.
Notes to Financial Statements
As at and for the year ended December 31, 2007
(All figures as at for the year ended December 31, 2006 are unaudited)
(Expressed in thousands of U.S. Dollars)

9.	Supplemental cash flow information

Changes in operating non-cash working capital consisted of the following:

(000’s)	2007	2006
Operating activities
Increase in current asset:
Accounts receivable	$(2,349)	$(1,441)
Increase in current liabilities:
Accounts payable and accrued liabilities	163	139
Income taxes payable	126	10
	$(2,060)	$(1,292)
Investing activities
Decrease (increase) in current liabilities:
Accounts payable and accrued liabilities	$(341)	$469
	$(341)	$469

10.	Subsequent Event

On February 5, 2008, all the shares of the Company were acquired by TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation pursuant to an agreement for the sale and purchase of shares.